EXHIBIT 99.1

Huazhu Group Limited Announces Acquisition of Blossom Hill Hotels & Resorts

SHANGHAI, China, Aug. 15, 2018 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ:HTHT) (“Huazhu” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced that its wholly-owned subsidiary Huazhu Hotel Management Co., Ltd. has entered into share transfer agreements with Beijing Tsingpu Travel Culture Development Co., Ltd. and Suzhou Tiancheng Jiaqi Tourism Industry Investment LLP, two shareholders of Blossom Hill Hotel Investment Management (Kunshan) Co., Ltd. (“Blossom Hill”), to acquire 71.2% of outstanding shares of Blossom Hill for a total consideration of approximately RMB462.9 million in cash (the “Acquisition”). The Acquisition is subject to customary closing conditions and is expected to be completed on or around August 31, 2018.

Upon completion of the Acquisition, Huazhu will own an aggregate of 82.5% of the shares of Blossom Hill, and Blossom Hill Hotels & Resorts will become part of Huazhu’s hotel network. Huazhu may continue to acquire some remaining minority shareholders’ shares in Blossom Hill. The companies believe that the Acquisition will combine Blossom Hill’s unique positioning with Huazhu’s market leadership, extensive geographic coverage, strong development capability and operational expertise in China.

“We highly value Blossom Hill’s luxury, boutique hotels & resorts with aesthetic decor and cultural touch. We see this acquisition as a win-win combination for both Huazhu and Blossom Hill: with the addition of Blossom Hill hotels & resorts to our hotel portfolio, we are able to offer more diversified choices to our over 100 million HUAZHU Rewards members; at the same time, this acquisition is also expected to improve Blossom Hill’s occupancy rate.” commented Ms. Jenny Zhang, Chief Executive Officer of the Company. “In the future, Huazhu will introduce Blossom Hill’s uniquely-designed and positioned cultural hotels & resorts into the urban market and develop the Blossom Hill brand into a leading brand in China’s cultural hotel and resort segment. By integrating Blossom Hill with our existing hotel portfolio and providing more choices for customers, we aim to further strengthen Huazhu’s presence in China’s upscale hotel and resort segment through this acquisition.”

Huazhu does not expect this transaction to have any significant impact on its revenue or profit in 2018.

About Blossom Hill Hotels & Resorts

Blossom Hill is a boutique hotel and resort operator founded in 2009, with its roots in Lijiang, Yunan Province. As of May 31, 2018, Blossom Hill Hotels & Resorts had 21 hotels or 575 rooms in operation, spanning across 10 tourist cities in China, including Lijiang, Suzhou, Hangzhou, Ningbo and Shangri-La.

For more information about Blossom Hill Hotels & Resorts, please visit its website: http://www.blossomhillinn.com/

About Huazhu Group Limited

Huazhu Group Limited is a leading hotel operator and franchisor in China. As of June 30, 2018, the Company had 3,903 hotels or 393,417 rooms in operation. With a primary focus on economy and midscale hotel segments, Huazhu’s brands include Hi Inn, HanTing Hotel, Elan Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Joya Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Manxin Hotel. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of June 30, 2018, Huazhu Group operates 22 percent of its hotel rooms under lease and ownership model, 78 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com